

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2012

<u>Via E-mail</u>
El Maraana
Chairman of the Board, President, and Chief Executive Officer
Online Yearbook
701 N. Green Valley Parkway #200
Henderson, Nevada 89148

> **Re:** **Online Yearbook**
> **Registration Statement on Form S-1**
> **Filed November 20, 2012**
> **File No. 333-185046**

Dear Mr. Maraana:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that you have nominal operations and assets; therefore it appears that your company should be considered a "shell company." Please revise the cover page to prominently indicate that you are a shell company, and discuss the resale limitations of Rule 144(i) in the filing.

2.   Confirm through added disclosure, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

Prospectus Cover Page

3.   Please revise to clarify that there is no minimum amount of common stock that must be sold by the company, and that the proceeds from the offering will not be placed in escrow but will be immediately available for use by the company. Remove the word "also" from your first sentence as the 2.5 million shares are the only securities being offered in this transaction. Clearly disclose that you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

- has not received enough proceeds from the offering to begin operations; and
- has no market for its shares.

4.   Please revise to state that you intend to seek to have your shares quoted on the OTCBB. State this on the cover page, along with a statement that currently your shares are not listed or quoted anywhere. Revise the prospectus throughout to clarify that the Bulletin Board is a quotation service, not an issuer listing service, market or exchange; and that a market maker, not the company, must file an application to have the company's common stock quoted on the OTCBB. Discuss the likelihood that the company will be successful in securing a market maker to do so.

5.   Please disclose the amount of proceeds that the company may receive if 25%, 50%, 75% and 100% of the shares being offered are sold.

6.   Please disclose the duration of the offering, including any extension periods.

7.   Please disclose on your prospectus cover page that you are an emerging growth company.

Cover Page

8.   Please reconcile your tabular disclosure here, that estimated offering expenses total $5,000, with your disclosure on page 11 that the expenses expected to be incurred in connection with the issuance and distribution of the securities being registered totals $10,500.

Table of Contents, page 1

9.   Please delete "Selling Stockholders" from the table of contents.

Prospectus Summary, page 2

10.   Please revise to provide a more complete summary discussion of your business plan. Disclose the amount of operating losses to date. Disclose that you have only two officers and no employees and indicate what percentage of their business time will be spent on the company.

11.   Disclose the minimum amount of proceeds you need to have an operating business and to meet your reporting requirements. Discuss what will happen in the event that you do not raise that amount. Discuss with specificity what each level of funding will accomplish in advancing your operations and business plan. Provide a detailed discussion of these matters in your Management's Discussion and Analysis section.

Risk Factors, page 3

12.   Please revise to include a risk factor discussing the amount of discretion the company will have over the use of proceeds.

We will need to establish additional relationships…, page 5

13.   Please revise to clarify the phrases "collaborative and development partners," "development capacity" and "internal marketing."

14.   Disclose the minimum amount of proceeds you need to have an operating business and to meet your reporting requirements. Discuss what will happen in the event that you do not raise that amount. Discuss with specificity what each level of funding will accomplish in advancing your operations and business plan. Provide a detailed discussion of these matters in your Management's Discussion and Analysis section.

Cautionary Note Regarding Forward-Looking Statements, page 9

15.   The reference to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 is confusing since the safe harbor is not available in initial public offerings. Please remove this reference or make clear (as you do on page 13) that the safe harbor is not available.

Use of Proceeds, page 10

16.   Please disclose in a table the amount of proceeds that the company may receive if 25%, 50%, 75% and 100% of the shares being offered are sold.

Description of Business and Property, page 11

17.   Please revise to clarify the nature of the development activities you have been engaged in to date. For example, what is meant by "framework" for the business? In what way are you evaluating industries as markets? What are "Personality Packages?"

18.   Please revise to explain more fully the nature of your business plan. What steps will be necessary to make it operational? Discuss the nature of the website you expect to employ

and how your business will function. Briefly discuss the industry you are in and the nature of your competition.

Management's Discussion and Analysis…, page 13

19.   We note that you have "irrevocably opted out of the extended transition period for complying with new or revised accounting standards" as permitted by the JOBS Act. Please clarify what is the effect of your election.

20.   We note your discussion about escrow, which seems to be in error. Please revise as appropriate.

21.   Please revise here and elsewhere to clarify that you have two officers and directors rather than one.

22.   Please revise to clarify who the "majority shareholder" is, in light of the fact that you disclose on page 17 that you have two shareholders, each of whom owns exactly 50% of outstanding shares. Revise to reconcile your statements regarding pledges by the "majority shareholder" and by "our officers and directors."

23.   With respect to your discussion of the Jumpstart Our Business Startups Act:

   • Instead of quoting the statute, please describe in plain English how and when a company may lose emerging growth company status.
   • Revise your discussion of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Your disclosure currently appears to imply that as an EGC you will be exempt from Section 404(a) of Sarbanes-Oxley, which is incorrect.

Our Management, page 16

24.   Please confirm that Salah Blal is 19 years old. We note the statement that Mr. Blal has been working with Mr. Maraana since 2001.

25.   Please disclose the amount of time devoted by each officer to the company.

Plan of Distribution, page 20

26.   Please revise your discussion of the plan of distribution to conform to the nature of the current offering. Delete all discussion of selling shares at market prices or any price other than the set price. Also, delete or clarify your discussions regarding underwriting and the use of prospectus supplements. Please note that if you intend to use underwriters in the future in connection with this offering you will have to file a post-effective

amendment to this registration statement (not prospectus supplements) to reflect the change in your plan of distribution.

Additional Information, page 24

27.   We note that you do not intend to register your common stock pursuant to the Securities Exchange Act of 1934. Therefore, your reference to being subject to the proxy rules is incorrect. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding the financial statements or related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director